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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2004

                       Commission File Number: 333-100069

                                NETEASE.COM, INC.

                                  2/F, Tower B
               Keeven International Research & Development Centre
            No. 43 West Road North Third Ring Road, Haidian District
                   Beijing, People's Republic of China 100086
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ---------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ---------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

          82- N.A.

                  The index of exhibits may be found at Page 2

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                                NETEASE.COM, INC.

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                            Page
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Signature                                                                 Page 3

Press Release Regarding Date for Announcement of
   Second Quarter 2004 Results and Guidance on
   Revenue from Wireless Value-Added and Other
   Fee-based Premium Services for the Quarter               Exhibit 99.1, Page 4

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              NETEASE.COM, INC.


                                              By: /s/ Denny Lee
                                                  ------------------------------
                                                  Name: Mr. Denny Lee
                                                  Title: Chief Financial Officer

Date: July 8, 2004

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                                                                    Exhibit 99.1

                                                                   Press Release
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Contact for Media and Investors:
Jerry Lin
NetEase.com, Inc.
ir@corp.netease.com
(+8621) 5385-3818, ext. 206

Christina Splinder
Ogilvy Public Relations Worldwide
christina.splinder@ogilvy.com
(+8610) 6443-6488, ext.505

           NetEase.com to Report Second Quarter 2004 Financial Results
                                on August 2, 2004

               NetEase.com also Provides Guidance on Revenue from
    Wireless Value-Added and Other Fee-based Premium Services for the Quarter

(Beijing - July 7, 2004) - NetEase.com, Inc. (Nasdaq: NTES) announced today that it will report its financial results for the second quarter of 2004 on August 2, 2004 (Eastern Time).

The earnings announcement will take place at 9:00 pm Eastern Time on August 2, 2004 (Beijing/Hong Kong Time: 9:00 am, August 3, 2004). Michael Tong, Executive Director, and Denny Lee, Chief Financial Officer, will be on the call to discuss the quarterly results and highlights, and answer questions.

This call is being webcast by CCBN and can be accessed at NetEase's corporate web site at http://corp.netease.com.

The webcast is also being distributed over CCBN's Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN's individual investor center at www.companyboardroom.com or by visiting any of the investor sites in CCBN's Individual Investor Network. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com).

A replay of the call will be available by dialing (719) 457-0820, with confirmation code 135697. The replay will be available from 11:00 pm Eastern Time on August 2, 2004 until 11:00 pm Eastern Time on August 9, 2004.

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Guidance on Wireless Value-Added and Other Fee-based Premium Services Revenue for Second Quarter of 2004

NetEase.com also announced today that its preliminary second quarter 2004 revenue for its wireless value-added and other fee-based premium services, which are predominantly short messaging services (known as SMS), were lower than management had anticipated. Based on these figures, management believes that revenue (net of applicable business tax) derived from wireless value-added and other fee-based premium services for the second quarter will decline by between approximately 37% and 41% compared to the prior quarter. However, management expects that revenue from online games and advertising will increase in the second quarter of 2004 compared to the prior quarter in line with management's expectations and that total revenue (net of applicable business tax) will be between US$23.4 million and US$23.8 million for the quarter.

Michael Tong, Executive Director, stated, "Although we will not have final results until later in the month, preliminary indications are that second quarter revenue from wireless value-added and other fee-based premium services, net of applicable business tax, will be between US$4.3 million and US$4.0 million, which represents a decline of approximately 37% to 41% from US$6.8 million in the first quarter. This is primarily attributable to a decline in our sales of SMS services due to a decrease in the total number of new users of these services between the first and second quarters of 2004 and an increase in turnover of our SMS users during the period, which we believe resulted principally from the following two factors.

First, we are continuing to see intense competition in the SMS market in China. Second, under the direction of the Chinese governmental authorities, the mobile phone operators, China Mobile and China Unicom, together with all third party service providers such as our company have adopted certain new policies and procedures, which on the one hand can facilitate mobile phone users to cancel the wireless value-added monthly subscription services which are no longer needed, and on the other hand, make it more complicated for mobile phone users to order and receive new wireless value-added services by requesting the mobile phone users to send a re-confirmation SMS message using their mobile phones to the service providers confirming the services they ordered through the Internet. The first measure we believe has led to the increased churn rate and the second measure we believe has led to the slow down in growth rate of our new subscribers."

Mr. Tong continued, "It is disappointing that our wireless value-added services revenue will be worse than we expected. Nonetheless, we are pleased that revenue from online games and advertising is anticipated to have grown in line with our expectations in the second quarter, and we remain extremely excited about the long-term growth prospects for these businesses in China. In addition, our management is focused on a variety of strategic initiatives designed to stabilize and enhance our wireless value-added services revenue, including developing new higher-end wireless value-added services for our users in order to differentiate us from the more commoditized services offered by many other service providers in China."

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Denny Lee, Chief Financial Officer, added, "While the competitive and market situation in the wireless value-added services market in China has led to weakness in our revenue in this area, NetEase continues to be on a solid financial footing, with diversified revenue streams and positive operating cash flow."

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase Web sites which are operated by our affiliate. As of June 30, 2004, we had approximately 232 million accumulated registered accounts, and our average daily page views for the month ended June 30, 2004 exceeded 386 million.

Community products and services which the NetEase Web sites offer include instant messaging, personals, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase Web sites provide 20 channels of content. NetEase sources news content on world events, sports, science and technology, and financial markets as well as entertainment content such as cartoons, games, astrology and jokes from over one hundred international and domestic content providers.

NetEase offers online advertising on its Web sites as well as paid listings on its search engine, web directory and classified ads services, and an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet.

NetEase also offers wireless value-added services such as news and information content sent over short-messaging services, MMS and WAP technologies, and online game services through three massively multi-player online role-playing game titles, Westward Journey Online 2.0, Fantasy Westward Journey and PristonTale 2.0.

                                      * * *

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will be unable to compete effectively in the wireless value-added services market in China and that its share of that market will continue to decline; the risk that NetEase may be compelled to expend additional resources to promote its wireless value-added services which could negatively impact its gross margins from those services; the risk that the current popularity of SMS in China will not

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continue for whatever reason, including SMS being superseded by other technologies for which NetEase is unable to offer attractive products and services; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that the Internet advertising market in China will not continue to grow and will remain subject to intense competition; the risk that NetEase will not be able to control its expenses in future periods; the impact of the outbreak of severe acute respiratory syndrome, or SARS, in China and risks related to any possible recurrence of SARS or another public health problem in China; the risk that the trading price of NetEase's American Depositary Shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in NetEase's existing and potential markets; governmental uncertainties, general competition and price pressures in the marketplace; uncertainty as to future profitability; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and other risks outlined in NetEase's filings with the Securities and Exchange Commission, including its registration statements on Form F-1 and Form F-3, as amended. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

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